 Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:      + 91 40 4900 2900

Fax:      + 91 40 4900 2999

Email:   mail@drreddys.com

Web:     www.drreddys.com

June 30, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Sub: Compliance under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) – Letter to shareholders in relation to Integrated Annual Report of the Company for FY 2025-26

Pursuant to Regulation 36(1)(b) of the SEBI Listing Regulations, letters are being sent to those shareholders who have not registered their email addresses with the Company or the Registrar and Share Transfer Agent or the Depository Participant(s), providing the weblink for accessing the Notice of the 42nd Annual General Meeting and Integrated Annual Report of the Company for the financial year 2025-26.

The above referred letter in this regard is enclosed. You are requested to take the above information on record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Dr. Reddy’s Laboratories Limited

CIN: L85195TG1984PLC004507

Registered Office: 8-2-337, Road No. 3, Banjara Hills,

Hyderabad – 500 034, Telangana, India.

Tel : +91 40 49002900, Fax : +91 40 49002999

Email : shares@drreddys.com | Website : www.drreddys.com

42nd Annual General Meeting

We are pleased to inform you that the 42nd Annual General Meeting (“AGM”) of the Company will be held on Thursday, July 23, 2026, at 11:00 a.m. (1ST) through Video Conferencing (“VC”)/Other Audio Visual Means (“OAVM”).

The Notice and Integrated Annual Report for Financial Year 2025-26 is available and can be downloaded from below link and QR code: https://www.drreddys.com/cms/sites/default/files/2026-06/Integrated Annual Report 2025-26.pdf

Final Dividend for FY 2025-26:
Amount of Dividend	₹8 per equity share
Record date	Friday, July 10, 2026
Payment date	On or before July 30, 2026

You are requested to update and complete your KYC* details with:

• Depository Participants (DPs), if shares held in electronic form:

• Company I Registrar and Transfer Agent (“RTA”) through Service request, if shares held in physical form:

*(including name, postal address, email ID, telephone/mobile numbers, PAN, mandates, nominations, power of attorney and Bank Details)

E-voting Details:
Cut-off date to determine entitlement for e-voting	Thursday, July 16, 2026
E-voting start date and time	Sunday, July 19, 2026 (9:00 a.m. IST)
E-voting end date and time	Wednesday, July 22, 2026 (5:00 p.m. IST)

Refer to instructions for Members for Attending the EGM/AGM Through VC/OAVM of 42nd AGM Notice to know the procedure for Speaker registration, e-voting and to join virtual AGM

Members who are attending the AGM and have not cast their vote during remote e-voting period, can vote on the resolutions during the AGM
Correspondence/Queries:

All queries to be addressed to the Company’s RTA:

Bigshare Services Private Limited

Unit - Dr. Reddy’s Laboratories Limited

306, Right Wing, 3rd Floor, Amrutha Ville,

Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082, Telangana, India.

Tel: +91-40-2337 4967, 4014 4967

 You may also send service request to email id bsshyd@bigshareonline.com

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

Sd/

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Membership Number: F6621